April 19, 2017

Timothy E. Mullany

Chief Financial Officer

Mr. William Thompson

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Rave Restaurant Group, Inc.
Form 10-K for Fiscal Year Ended June 26, 2016
Form 10-Q for the Quarterly Period Ended December 25, 2016
Response Dated March 30, 2017
File No. 0-12919

Dear Mr. Thompson:

On behalf of Rave Restaurant Group, Inc. (the “Company”), set forth below are responses to the additional comments of the Staff of the Securities and Exchange Commission regarding the above-referenced filings set forth in your letter dated April 10, 2017. For your convenience, we have repeated each of the comments set forth in the Staff's letter and followed each comment with the Company's response.

Form 10-K for the Fiscal Year Ended June 26, 2016

Consolidated Financial Statements and Supplementary Data

Notes to consolidated Financial Statements

Note K – Earnings per Share, page F-19

1.	We read your response to comments 4 and 5. All of your outstanding exercisable options would be considered antidilutive since you have losses from continuing operations or a loss from continuing operations available to common shareholders for the years and periods presented. Refer to ASC 260-10-17 and 19 for guidance. Please revise to address our prior comments.

William H. Thompson

Securities and Exchange Commission

April 19, 2017

RESPONSE

In future filings, all outstanding exercisable options will be excluded from the calculation of diluted earnings per share for all periods in which the Company has losses from continuing operations or a loss from continuing operations available to common shareholders. In future filings, a sentence will be included disclosing the number of options excluded from the calculation because they would be antidilutive for any reason.

Form 10-Q for the Quarterly Period Ended December 25, 2016

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Operations, page 4

2.	We read your response to comment 6 and the disclosures referred to. You have not disclosed the facts and circumstances leading to the impairment in sufficient detail. Refer to ASC 360-10-50-2a for guidance. Please advise or revise.

RESPONSE

The disclosures under “Impairment of Long-Lived Assets and Other Lease Charges” on page 17 of the Form 10-Q reflect that:

“[I]mpairment charges of $4.8 million related to the carrying value of 14 Pie Five restaurants and one Pizza Inn restaurant and $0.4 million in other lease termination expenses for the three month period ended December 25, 2016.”

In future filings, the Company will provide additional details of the facts and circumstances leading to any impairment charges. Where appropriate, such additional details will include a statement that the impairment charges arose as a result of the decision to close underperforming restaurants and/or to abandon previously executed leases in locations no longer deemed desirable for future restaurant development. Similar disclosure will be included in the footnotes to the financial statements.

William H. Thompson

Securities and Exchange Commission

April 19, 2017

We trust that the foregoing responds sufficiently to the Staff's comments. If you have any questions concerning the Company's responses, please do not hesitate to contact the undersigned at 469-384-5136.

Very truly yours,

/s/ TIMOTHY E. MULLANY

Timothy E. Mullany,

Chief Financial Officer

cc: Scott Crane, President & Chief Executive Officer